October 31, 2022


VIA E-MAIL

Stephen E. Roth
Eversheds Sutherland (US) LLP
700 Sixth Street, NW, Suite 700
Washington, DC 20001

Re:        Fidelity & Guaranty Life Insurance Company
           Initial Registration Statement on Form S-1
           File No. 333-267180

Dear Mr. Roth:

       On August 31, 2022, you filed the above-referenced initial registration statement on Form
S-1 on behalf of Fidelity & Guaranty Life Insurance Company (the    Company
). We have
reviewed the registration statement and have provided our comments below. Where a comment is made with regard to the disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. 1

General

       1. Please confirm that all missing information, including all appendices, exhibits and financial statements, will be filed in a pre-effective amendment to the registration statement. We may have further comments when you supply the omitted information.

       2. Please clarify supplementally whether there are any types of guarantees or support
          agreements with third parties to support any of the Company   s
obligations under the
          Contract or whether the Company will be solely responsible for any benefits or features associated with the Contract.

       3. Please complete the legend on the back cover page of the prospectus as required by Item
          502(b) of Regulation S-K.

       4. The staff considers the use of the term    Secure Outcome    in the
name of the Contract
          potentially misleading since it suggests that investments in the Contract are protected

1
    Capitalized terms have the same meaning as in the registration statement unless otherwise indicated.
 Stephen E. Roth
October 31, 2022
Page 2 of 12

      from loss when in fact they are not. We note disclosure on the cover page
stating    An
      investment in this Contract is subject to risks, including the possible loss of principal.
      Please revise the name accordingly. See Sample Letter Sent to Financial Institutions
      Regarding Their Structured Note Offerings Disclosure in Their Prospectus Supplements
      and Exchange Act Reports (Apr. 2012),
      www.sec.gov/divisions/corpfin/guidance/structurednote0412.htm (noting
that    [i]ssuers
      should evaluate the titles used for their different types of structured notes and should revise to clearly describe the product in a balanced manner and avoid titles that stress positive features without also identifying limiting or negative features.
  ).

Cover Page

   5. Please prominently state after the third sentence on the cover page that the Company does not allow additional Premium Payments after the initial Premium Payment.

   6. The first paragraph states:    Certain words and phrases used and
capitalized throughout
      the prospectus are defined in the section titled    Defined Terms.
Notwithstanding this
      disclosure, please provide plain English definitions of defined terms where first used on the cover page. For example, where Point to Point, Annual Lock, Cap Rate, and
      Performance Trigger Rate are discussed on the cover page, please briefly explain what these terms mean.

   7. In the third paragraph, please warn investors of the maximum loss that could be sustained at end of a Crediting Period under each Index-Linked Interest Strategy.

   8. The fourth paragraph discusses Indices in bold font. Here, and throughout, please consider only bolding the most prominent features of the product that investors should pay particular attention to. For example:
         a. The second sentence of the tenth paragraph on the cover page
states:    Investors
             should speak with a financial professional about the Contract   s
features, benefits,
             risks, and fees, and whether the Contract is appropriate for the investor based
             upon his or her financial situation and objectives.    Please make
this sentence
             more prominent (e.g., in bold type).
         b. Disclosure on page 5 of the Summary section states: It is possible to lose your
             entire principal investment.    Please make this sentence more
prominent (e.g., in
             bold type).
         c. In Annual Lock Index-Linked Crediting Strategies on page 30, please make the following sentence more prominent (e.g., in bold type):
However, no Index
             Interest Credit will be credited to the Index-Linked Interest Strategy until the
             Crediting Date at the end of the Crediting Period.
         d. The fourth paragraph in Annual Lock Index-Linked Crediting Strategies on page
             30 states, in part:    The Annual Lock Amount is used only to
calculate the
             performance of an Index-Linked Interest Strategy on each Contract Anniversary
             during the Crediting Period.    Please make this entire paragraph
more prominent
             (e.g., in bold type).
 Stephen E. Roth
October 31, 2022
Page 3 of 12


   9. Please revise the seventh paragraph as follows:    Any interest credited
to your Contract,
      as well as our obligations under the Contract, either as a result of investing in an
      Index-Lined Interest Strategy or the Fixed Interest Strategy, is are subject to our creditworthiness and claims-paying ability.

   10. The eighth paragraph states that withdrawals may be subject to a surrender charge. Here, and throughout as applicable, please also disclose that there is a six-year surrender charge period for up to 7% of amounts withdrawn and that Strategy Interim Value adjustments may also apply. Please also briefly describe the Strategy Interim Value.

   11. The second sentence of the eighth paragraph states:    If you take a
withdrawal from your
       Contract, there is a risk of loss of principal and related earnings due to any applicable surrender charge, negative adjustments to certain values under your Contract, and negative tax consequences.

          a. Please clarify here, and throughout as applicable, what the negative adjustments are (e.g., the Strategy Interim Value adjustments).
          b. Please clarify here, and throughout as applicable, that partial withdrawals, full surrender, annuitization and death benefit payments, if made or taken during a
             Crediting Period, are subject to an adjustment based on the Strategy Interim
             Value, and specify the maximum loss that can be sustained as to each strategy as a result of such an adjustment.
          c. Please clarify, here and throughout where the negative tax consequences of withdrawals are discussed, that such withdrawals are subject to taxes and a 10%
             federal penalty if taken before age 59   . Please also disclose
here that Contract
             owners should consult with their tax advisors for more information.

   12. The final sentence of the eighth paragraph states:    A withdrawal will
reduce your
       Account Value.    Please clarify here, and throughout as applicable,
that this reduction is
       done on a proportionate (rather than a dollar-for-dollar) basis.

   13. The ninth paragraph states that    [t]he Company sells the Contracts for
cash directly to
       investors.    Please delete    directly    or supplementally explain why
this statement is
       appropriate given the Contract is sold through broker-dealers.

   14. Please include the following disclosures on the cover page:

      x   The Contract does not provide tax deferral benefits, beyond those already provided
          under the Internal Revenue Code, for Contracts purchased as a qualified contract.
      x   Please prominently disclose that the Contract is not appropriate for investors who
          plan to take withdrawals beyond the free withdrawal amount or surrender the
          Contract during the first six Contract years due to the imposition of withdrawal charges and/or the Strategy Interim Value adjustment.
 Stephen E. Roth
October 31, 2022
Page 4 of 12

      x   Please prominently disclose that partial withdrawals, full surrender, annuitization and
          death benefit payments, if made or taken during a Crediting Period, could significantly reduce the values under the Contract and the amount of interest credited at the end of a Crediting Period due to the Strategy Interim Value adjustment, proportionate withdrawal calculations, and withdrawal charges. Please state that these charges and adjustments could reduce the amount received to less than the protection provided by the Floor or Buffer applicable to the Index-Linked Interest Strategy(ies).

Defined Terms (pages 1-4)

   15. In accordance with plain English principles, please use defined terms sparingly. See
       Office of Investor Education and Assistance, U.S. Securities and Exchange Commission,
       A Plain English Handbook (1998). We note, for example, that certain defined terms
       (Index-Linked Interest Strategies and Index-Linked Crediting Strategies; Qualified
       Contract and qualified contract, and Non-Qualified Contract and non-qualified contract)
       appear to be used interchangeably throughout; defined terms should be used consistently where possible. Other terms, such as Contract Anniversary and Negative Interest, are capitalized but undefined. Finally, please define terms in the context of the disclosure where possible, rather than relying primarily on the Defined Terms section; for example, consider whether the term Strategy Base Value is necessary, or could instead be defined in context.

   16. Please add a plain-English description at the beginning of the definition of Buffer; e.g., a
       Buffer is a downside Protection Option that protects against a negative Index Change until the protection level has been exceeded. Please also consider adding a simple narrative example of how the Buffer operates.

   17. Please add a plain-English description at the beginning of the definition of Floor; e.g., a
       Floor is a downside Protection Option that protects against further negative Index Change after the protection level has been met. Please also consider adding a simple narrative example of how the Floor operates. Similarly, please consider adding simple, narrative examples to the definitions of Crediting Methods generally to illustrate more clearly how they operate for investors.

   18. Please delete the following sentence from the definition of General Account, as it is not
       applicable to this Contract:    The General Account does not include
those assets held in
       F&G Life insulated separate accounts.

   19. Please add a plain-English description to the definition of Performance Trigger Rate; i.e., explain that the Performance Trigger Rate is a minimum percentage that will be credited if the Index Change is positive during a Crediting Period.

   20. Please clarify the definition of Strategy Account Value as follows:
On each other
       Business Day other than the Effective Date or a Crediting Date, your Strategy
       Account Value equals your Strategy Interim Value.    Please also clarify
that Strategy
 Stephen E. Roth
October 31, 2022
Page 5 of 12

      Account Value includes the Index-Linked Interest credited on each Crediting Date, if true.

   21. Please clarify the definition of Strategy Interim Value as follows:
For each Index-Linked
       Interest Strategy in which you invest, your Strategy Account Value equals your Strategy
       Interim Value on any Business Day except for the Effective Date and a Crediting Date
          .,     if true.

Summary (pages 5-11)

   22. Disclosure on page 5 states:    The Contract is not available in Puerto
Rico.    Please
       specify here any other states in which the Contract is not offered.

   23. The second sentence of the third paragraph on page 5 states:    During
the Accumulation
       Phase, you can access your funds by taking withdrawals of your Account
Value.    Please
       clarify (e.g., by adding a parenthetical) that such withdrawals could be subject to a withdrawal charge of [X].

   24. On page 5, where    surrender charge period    is first referenced,
please clarify that this
       period is the first six Contract Years.

   25. Please clarify the last sentence of the penultimate paragraph on page 5
as follows:    The
       guaranteed minimum interest rate (for the Fixed Interest Strategy) will never be less than [1.00%].

   26. Disclosure on page 6 states:    We reserve the right to add, remove or
replace any Index in
       the future, subject to necessary regulatory approvals.    Please also
disclose here the
       circumstances under which an Index would be replaced or removed; e.g., an Index is discontinued, the hedging costs to use an Index substantially increase, or fees to use an
       Index substantially increase.

   27. In the third paragraph on page 6, please revise the disclosure as
follows:    Any Index-
       Linked Strategies based on the performance of a newly added Index will have a new Cap
       Rate or Performance Trigger Rate, subject to the minimum Cap Rate of [X] and
       minimum Performance Trigger Rate of [Y].    Please make corresponding
changes
       throughout the prospectus.

   28. In the fourth paragraph on page 6, please strike the word    currently
 as follows:
          Currently, the Contract offers Index-Linked Interest Strategies with the following
       Crediting Methods.    Disclosure elsewhere states that these will not
change for the
       duration of the Contract.

   29. Please revise the first sentence of the fourth paragraph on page 7 as
follows:    Third, if
       the Index Change is negative, we determine whether the Index Change must be adjusted
       for the Floor or the Buffer   .
 Stephen E. Roth
October 31, 2022
Page 6 of 12


   30. Disclosure on page 7 states:    The Annual Lock Crediting Method is a
multi-year Index-
       Linked Interest Strategy that applies the Buffer and Cap separately for each Contract
       Year during the Crediting Period.    Please add this explanatory
sentence to the beginning
       of the more-detailed discussion of the Annual Lock Crediting Method appearing in the
       Annual Lock Index-Linked Interest Strategies subsection on page 30.

   31. Disclosure regarding the Annual Lock Crediting Method on page 7 states:
  However, no
       Index-Linked Interest will be credited to the Index-Linked Interest Strategy until the
       Crediting Date at the end of the Crediting Period.    Here, and
throughout as applicable,
       please disclose how any gains or losses from prior Annual Lock Crediting Periods are treated if an investor takes a withdrawal from an Annual Lock Index-Linked Interest
       Strategy before the end of a Crediting Period. Please also disclose here, in the Risk
       Factors discussion, and throughout as applicable, that the Annual Lock Crediting Method is not appropriate for investors if they intend to take withdrawals during a Crediting
       Period. Finally, please add a brief example illustrating the risks of taking such withdrawals to the Annual Lock Index-Linked Interest Strategies subsection on page 30.

   32. The last sentence on page 7 states:    On each Contract Anniversary
during the Crediting
       Period thereafter, the return for the year is equal to the Adjusted Index Change for that
       Contract Year multiplied by Annual Lock Amount, and is credited to or deducted from the Annual Lock Amount, which becomes the new Annual Lock Amount for the next
       Contract Year On the Crediting Date, Interest-Linked Interest is credited to the Strategy
       Base Value in the amount of the difference between the Annual Lock Amount for the
       Contract Anniversary that is the Crediting Date and the Strategy Base
Value.    Please
       consider whether this disclosure can be clarified or divided into multiple sentences.

   33. Disclosure on page 8 states:    The Cap Rates and Performance Trigger
Rates for the initial
       Crediting Period will be shown in your Contract.    Please specify when
these Cap Rates
       and Performance Trigger Rates for the initial Crediting Period are established. Please also clarify, here and throughout, how far in advance of the start of a new Crediting Period the
       Company will provide written notice to investors of new Cap Rates and Performance
       Trigger Rates.

   34. Please delete the following sentence here and elsewhere:    We may
change the Floors and
       Buffers for Contracts issued in the future, and future Contracts may have different Floors
       and Buffers for different Index-Linked Interest Strategies.    This
disclosure is not relevant
       for investors purchasing the Contract under this prospectus, and the prospectus would need to be amended before these rates would be subject to change.

   35. Disclosure on page 8 states:    On a Crediting Date prior to the sixth
Contract Anniversary,
       your Strategy Interim Value will be subject to the Asset Adjustment, but not an Equity
       Adjustment. On a Crediting Date on or following the sixth Contract Anniversary, your
       Strategy Interim Value will be your Strategy Base Value without any adjustment.
 Stephen E. Roth
October 31, 2022
Page 7 of 12


             a. If the Company is applying an Asset Adjustment on each Crediting Date during the first six Contract Years, to avoid investor confusion, please define it without the use of the Strategy Interim Value, since disclosure elsewhere discusses
                Strategy Interim Value as being applicable when withdrawals or other transactions are made during a Crediting Period.
             b. Please revise all discussions of Interest credited on a Crediting Date throughout the prospectus to reference this Asset Adjustment that applies during the first six
                Contract Years, and that the Asset Adjustment is applied in all cases on the
                Crediting Date, even if no withdrawal is made, if true. For example, please revise
                the discussions (i) in Investment Options     Index-Linked
Interest Strategies on
                page 22 and (ii) in Surrender Charge on page 36 to account for the Asset
                Adjustment that would apply.
             c. Please provide an example of how the Asset Adjustment is applied.
             d. Please briefly explain in the prospectus why the Asset Adjustment only applies prior to the sixth Contract Anniversary.

   36. Disclosure on page 9 states:    If you take a partial withdrawal or
surrender your Contract
       (i.e., a full withdrawal), your withdrawal may be subject to a surrender charge, and withdrawals from your Strategy Account Values will be based on respective Strategy
       Interim Values.    Please clarify throughout as applicable that Strategy
Interim Value
       adjustment applies if withdrawal or surrender is made during the Crediting Period and that it also applies to annuitization and death benefits during the Crediting Period.

   37. Disclosure on page 10 states that Contract owners    may take
withdrawals during each
       Contract Year, in the aggregate, up to [the] free withdrawal amount without the
       imposition of surrender charges.    Please also disclose, here and
throughout as applicable,
       that such amounts are subject to the Strategy Interim Value adjustment if withdrawn before the end of a Crediting Period. When describing the fees and charges under the
       Contract, please also disclose: (i) the Strategy Interim Value adjustment that is applied and the maximum loss for each Index-linked Strategy, and (ii) the Asset Adjustment that is applied during the first six Contract Years.

Risk Factors (pages 12-17)

Index Risk

   38. If all Indices offered under the Contract are price-return indices, please revise references to the names of the Indices throughout to reflect this. For example, please revise
       references to the    MSCI EAFE Index    to the    MSCI EAFE Price Return
Index.
 Stephen E. Roth
October 31, 2022
Page 8 of 12

Cap Rate and Performance Trigger Rate Risk

   39. Disclosure in the last sentence of this subsection states that surrendering the Contract may cause investors to incur negative adjustments to certain values under the Contract.
       Please specify here what these negative adjustments are; e.g., adjustment for Strategy
       Interim Value, if true. Please make corresponding changes throughout the prospectus, as applicable.

Buffer and Floor Risk

   40. Please specify here, and throughout as applicable, what the maximum loss at the end of a
       Crediting Period would be for each Index-Linked Interest Strategy offering Buffer or
       Floor protection.

Strategy Interim Value Risk

   41. Please clarify the last two sentences of the first paragraph as follows:
   Your Strategy
       Interim Value is the amount available for withdrawals, surrenders, annuitization and death benefits on any day other than the end of a Crediting Period. You should consider the risk that it could be less than your original investment (including previously-credited interest) even when the applicable Index is performing positively.
       Please similarly revise references to loss of principal or an investor s original investment throughout to note that such a loss can include previously-credited interest. Finally, please also specify the maximum loss an investor can sustain in each Index-Linked
       Interest Strategy due to the application of the Strategy Interim Value.

Risk that We May Eliminate or Substitute an Index

   42. Please disclose any risks associated with how performance of an Index-Linked Interest
       Strategy would be calculated if an Index were replaced before the end of a Crediting
       Period.

Risk that We May Eliminate an Index-Linked Interest Strategy

   43. Please revise the second sentence as follows:    We may add or remove an
Index or
       Crediting Method during the time that you own the Contract.

The Annuity Contract (pages 18-19)

State Variations

   44. Please clarify the second sentence of the second paragraph as follows:
Withdrawals may
       be subject to surrender charges and Segment Interim Value adjustment. Please make corresponding changes throughout the prospectus.
 Stephen E. Roth
October 31, 2022
Page 9 of 12

   45. The last sentence of this subsection states that    [a]ny state
variations will be included in
       your Contract or in riders or endorsements attached to your Contract. Please ensure that all material state variations are disclosed in the prospectus or in Appendix A.

Purchase (pages 20-21)

Purchasing the Contract

   46. Please clarify that investors who cancel their Contracts within 30 days because of a change in the Cap Rate or Performance Trigger Rate from the application date receive a return of the greater of their Premium or their Account Value, without the application of
       Strategy Interim Value, withdrawal charges, or any other charges. Please also add corresponding risk disclosure, if true, that an investor will not know the actual Cap Rates or Performance Trigger Rates until the Effective Date and, as a result, will have to
       exercise rights under this    bailout    provision if he/she is
dissatisfied with the changes in
       these rates from the application date.

Right to Examine

   47. Please disclose here, and throughout as applicable, whether the amount refunded pursuant to the right to examine is subject to the application of the Strategy Interim Value, withdrawal charges, or any other charges.

Investment Options (pages 22-23)

Fixed Interest Strategy

   48. Disclosure in the first paragraph states:    Once a Crediting Period is
over, we will declare
       a new interest rate for the next Crediting Period.    Please confirm
that Contract owners
       will not receive notice of the new interest rate prior to the end of a Crediting Period. If so, please add this disclosure to the discussion in the Risk Factors section of the prospectus.

   49. Please specify how far in advance of the start of a Crediting Period the new interest rate for the Fixed Interest Strategy will be set.

Index-Linked Interest Strategies

   50. Please consider moving the table in this subsection to the discussion of Index-Linked
       Interest Strategies in the Summary section of the prospectus.
 Stephen E. Roth
October 31, 2022
Page 10 of 12

Additional Information about the Index-Linked Interest Strategies (pages 24-29)

Indexes

   51. Please revise the third sentence of the sixth paragraph as follows:
Adding, replacing or
       removing an Index does not cause a change in the Floor or Buffer   .
Please confirm that
       new Indexed-Linked Interest Strategies will have the same Floors or Buffers, or specify the minimum Floors or Buffers.

   52. Please revise the first sentence of the seventh paragraph as follows:
We may remove or
       replace an Index if it is discontinued or the Index is no longer available to us or if the
       Index   s calculation changes substantially.

Crediting Methods     Index Change

   53. Please clarify the penultimate sentence of this subsection as follows:
 The Adjusted
       Index Change reflects any applicable adjustments for either the Cap Rate or the
       Performance Trigger Rate (if the Index change is positive) and either the Floor or the
       Buffer (if the Index change is negative).


Crediting Methods     Floor

   54. For consistency, please revise the first sentence of Example 1 to reflect that the Index
       Change is -5%.

Strategy Account Value

   55. Please clarify, in the example on page 24, that the Strategy Interim Value only affects an
       investor   s Strategy Account Value if a withdrawal or other transaction is made before the
       end of a Crediting Period. Please clarify throughout the prospectus as applicable.

Annual Lock Index-Linked Crediting Strategies (page 30)

   56. Please add an example to this section demonstrating the impact of a continuing down market on the operation of the Annual Lock. Please also provide an example demonstrating the impact of withdrawals on the operation of the Annual Lock.

Impact of Withdrawals from Index-Linked Interest Strategies (page 31)

   57. Please add disclosure discussing the impact of proportionate reductions due to withdrawals.
 Stephen E. Roth
October 31, 2022
Page 11 of 12

Repetitive Withdrawals (A Form of Systematic Partial Withdrawals) (pages 34-35)

   58. In the first paragraph of this section, please change    Contract Value
  to    Account
       Value.

   59. Disclosure in the fourth paragraph states:    If you take additional
withdrawals or
       otherwise modify or stop these repetitive withdrawals, a surrender charge may apply and
       there may be tax consequences and penalties.    This language seemingly
suggests that
       repetitive withdrawals during the first six Contract years are not subject to surrender charges, which does not appear to be correct. Please clarify.

Free Withdrawal Amount (pages 36-37)

   60. Disclosure in the last sentence of the example states that the Account Value calculation is assuming no change in Strategy Interim Values since the Contract
Anniversary.    Please
       revise this assumption to take into account a change to Strategy Interim Value.

Annuity Payments (pages 39-40)

Income Phase

   61. The third sentence of this subsection states:    The value of the
annuity payments that we
       make will depend in part on your Account Value on the Maturity Date. Please add that
       Account Value in the Index-Linked Interest Strategies is subject to Segment Interim
       Value calculation if the Maturity Date falls on a date other than the end of a Crediting
       Period.

Death Benefit (pages 41-43)

   62. Please disclose here whether Strategy Interim Value determines an
investor   s proceeds if
       death benefit payments are made or taken prior to the end of a Crediting Period.


                                            ********
        Responses to this letter should be made in a letter to me filed on EDGAR and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your letter and briefly state the basis for your position.

        You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

        Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all
 Stephen E. Roth
October 31, 2022
Page 12 of 12

issues, the Company and its underwriter must request acceleration of the effective date of the registration statement.

        In closing, we remind you that the Company is responsible for the accuracy and adequacy of its disclosure in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.

        Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-7703 or williamsmat@sec.gov.



                                                                    Sincerely,

                                                                    /s/ Matthew
Williams

                                                                    Matthew
Williams
                                                                    Senior
Counsel


cc: Andrea Ottomanelli Magovern, Assistant Director
    Sally Samuel, Branch Chief